Term sheet no. 1 to

Prospectus dated May 30, 2006

Prospectus supplement dated May 30, 2006

Product supplement no. 30-I dated April 27, 2007

Underlying supplement no. 160 dated January 11, 2007

Registration Statement no. 333-134553

Dated June 25, 2007

Rule 433

Preliminary Terms and Conditions, June 25, 2007	Telephone: +1 212 526 0905

Buffered Annual Review Notes Linked to an Index

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the base prospectus dated May 30, 2006, the MTN prospectus supplement dated May 30, 2006, product supplement no. 30-I dated April 27, 2007, underlying supplement no. 160 dated January 11, 2007 and other documents that Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 30-I, underlying supplement no. 160, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term. Alternatively, Lehman Brothers Inc., or any other dealer participating in the offering will arrange to send you the base prospectus, the MTN prospectus supplement, product supplement no. 30-I, underlying supplement no. 160, this term sheet and any other relevant terms supplement and the final pricing supplement (when completed) if you request it by calling your Lehman Brothers Inc. sales representative, such other dealer or 1-888-603-5847.

Summary Description

The notes are designed for investors who seek early exit prior to maturity at a premium if the Index is at or above its Call Level on any of the three annual Review Dates. If the notes are not called, investors are protected at maturity against up to a 10% decline of the Index from the Initial Index Level on the Final Review Date but will lose some or all of their principal if the Index declines by more than 10% from the Initial Index Level. Investors will receive no interest payments and may lose some or all of their principal. Investors should be willing to forgo interest and dividend payments during the term of the notes and be willing to lose up to 100% of their principal if the Index declines by more than 10% from the Initial Index Level.

Key Terms

Issuer:	Lehman Brothers Holdings Inc. (A+/A1/A+)†
Issue Size:	$[TBD]
Pricing Date:	July 26, 2007‡
Settlement Date:	July 31, 2007‡
Final Review Date:	July 28, 2010‡††
Maturity Date:	July 31, 2010‡††
Review Dates:	July 28, 2008‡†† (the “First Review Date”), July 27, 2009 ‡†† (the “Second Review Date”) and the Final Review Date.
Term:	3 years
Index:	Dow Jones Euro Stoxx 50® Index (SX5E)
Automatic Call:

If the Index closing level on any Review Date is above or equal to the Call Level, the notes will be automatically called for a cash payment per $1,000 principal amount note that will vary depending on the applicable Review Date and call premium.

If the notes are automatically called on a Review Date other than the Final Review Date, we will pay the applicable cash payment of $1,000 plus the applicable call premium on the third business day after the applicable Review Date. ‡†† If the notes are automatically called on the Final Review Date, we will pay the applicable cash payment of $1,000 plus the applicable call premium on the Maturity Date. ‡††

Payment at Maturity:	If the notes are not automatically called, your principal is protected at maturity against up to a 10% decline of the Index from the Initial Index Level. If the Ending Index Level has declined by up to 10% from the Initial Index Level, you will receive a cash payment of $1,000 per $1,000 principal amount note.

If the Ending Index Level has declined by more than the Buffer Amount from the Initial Index Level, you will lose an amount equal to 1% of the principal amount of your notes multiplied by the Leverage Factor, or 1.11111%, for every 1% that the Index declines beyond the Buffer Amount and your cash payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [($1,000 x (Index Return + Buffer Amount) x Leverage Factor)]

Assuming the notes are not automatically called, you will lose some or all of your investment at maturity if the Index Return reflects a decline of more than 10%.

Payment if Called:

For every $1,000 principal amount note, you will receive one cash payment of $1,000 plus a call premium calculated as follows:

• 12.00% –13.00% x $1,000 if called on the First Review Date*

• 24.00% – 26.00% x $1,000 if called on the Second Review Date*

• 36.00% – 39.00%* x $1,000 if called on the Final Review Date *

*   The actual percentage applicable to the First, Second and Final Review Dates will be determined on the Pricing Date but will not be less than 12.00%, 24.00% and 36.00%, respectively.

Call Level:	100% of the Initial Index Level.

Buffer Amount:	10%

Leverage Factor:	1.11111

Index Return:	Ending Index Level — Initial Index Level Initial Index Level

Initial Index Level:	The Index closing level on the Pricing Date.

Ending Index Level:	The Index closing level on the Final Review Date.

CUSIP:	[ ]

ISIN:	[ ]
‡	Expected. In the event that we make any change to the expected Pricing Date and the Settlement Date, the Review Dates and Maturity Date will be changed so that the stated term of the notes and the frequency of Review Dates remain the same.
†

Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and A+ by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.

††

Subject to postponement in the event of a market disruption event and as described under “Description of Notes – Payment at Maturity” or “Description of Notes – Automatic Call,” as applicable, in the accompanying product supplement no. 30-I.

Investing in the Buffered Annual Review Notes linked to the Index involves a number of risks. See “Risk Factors” beginning on page SS-1 of the accompanying product supplement no. 30-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 160 and “Selected Risk Factors” beginning on page TS-2 of this term sheet.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 30-I, underlying supplement no. 160 and any other relevant terms supplement. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Commission (2)	Proceeds to Us
Per note	$1,000.00	$15.00	$985.00
Total	$ [ ]	$ [ ]	$ [ ]

(1)

The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. will receive commissions equal to approximately $15.00 per $1,000 principal amount, or 1.5%, and may use these commissions to pay selling concessions to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

LEHMAN BROTHERS

June 25, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 30-I (which supplements the description of the general terms of the notes) and underlying supplement no. 160 (which describes the Index, including risk factors specific to it). Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 30-I, underlying supplement no. 160, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 30-I and “Risk Factors” in the accompanying underlying supplement no. 160, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

•	Product supplement no. 30-I dated April 27, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507093317/d424b2.htm

•	Underlying supplement no. 160 dated January 11, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000110465907002078/a07-1299_5424b2.htm

•	MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

•	Base prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Lehman Brothers Holdings Inc.

Selected Purchase Considerations

•

Appreciation Potential: If the Index closing level is above or equal to the Call Level on a Review Date, the notes will automatically be called and your investment will yield a payment per $1,000 principal amount note of $1,000 plus: (i) (12.00% to 13.00%)* x $1,000 if called on the First Review Date; (ii) (24.00% to 26.00%)* x $1,000 if called on the Second Review Date; or (iii) (36.00% to 39.00%)* x $1,000 if called on the Final Review Date. Because the notes are our senior unsecured obligations, payment of any amount if automatically called or at maturity is subject to our ability to pay our obligations as they become due.

*	The actual percentage applicable to the Review Dates above will be determined on the Pricing Date but will not be less than 12.00%, 24.00% and 36.00%, respectively.

•

Potential Early Exit with Appreciation as a Result of Automatic Call Feature: While the original term of the notes is three years, the notes will be automatically called before maturity if the Index closing level is at or above the Call Level on a Review Date and you will be entitled to the applicable payment set forth on the cover of this term sheet.

•

Limited Protection Against Loss: If the notes are not automatically called and the Ending Index Level declines by no more than 10% as compared to the Initial Index Level, you will be entitled to receive the full principal amount of your notes at maturity. If the Ending Index Level declines by more than 10% as compared to the Initial Index Level, for every 1% that the Index has declined below 10%, you will lose an amount equal to 1.11111% of the principal amount of your notes.

•

Diversification of the Dow Jones Euro Stoxx 50® Index: The return on the notes is linked to the performance of the Dow Jones Euro Stoxx 50® Index. The Dow Jones Euro Stoxx 50® Index consists of 50 component stocks of market sector leaders from within the Dow Jones EURO STOXX Index. For additional information about the Index, see “Dow Jones Euro Stoxx 50® Index” in the accompanying underlying supplement no. 160.

•

Certain U.S. Federal Income Tax Consequences: Lehman Brothers Holdings Inc. intends to treat, and by purchasing a note for all tax purposes you agree to treat, a note as a cash-settled financial contract, rather than as a debt instrument.

Upon the receipt of cash on the Maturity Date, you will recognize gain or loss. The amount of that gain or loss will be the extent to which the amount of the cash received differs from your tax basis in the note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, Lehman Brothers Holdings Inc. intends to report any such gain or loss to the Internal Revenue Service in a manner consistent with the treatment of that gain or loss as capital gain or loss. If that gain or loss is treated as capital gain or loss, then any gain or loss will generally be long-term capital gain or loss if you have held the note for more than one year as of the Maturity Date. If you are an individual, long-term capital gains will be subject to reduced rates of taxation. The deductibility of capital losses is subject to certain limitations. Your tax basis in the note will generally equal your cost of such note.

Upon a sale, exchange or other disposition of a note prior to the Maturity Date, you will recognize gain or loss in an amount equal to the difference between the amount of cash received and your tax basis in the note. Any such gain or loss will be treated as capital gain or loss. If you have held the note for more than one year as of the date of such sale, exchange or other disposition, any such capital gain or loss will generally be long-term capital gain or loss. If you are an individual, long-term capital gains will be subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.

See “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 30-I.

Selected Risk Factors

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the stocks underlying the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 30-I and in the “Risk Factors” section of the accompanying underlying supplement no. 160. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the notes in light of your particular circumstances.

•

Your Investment in the Notes May Result in a Loss: If the notes are not automatically called and the Ending Index Level declines by more than 10% compared to the Initial Index Level, you will lose 1.11111% of your principal amount for every 1% decline in the Ending Index Level compared to the Initial Index Level beyond the 10% buffer.

•

Limited Return on the Notes: Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this term sheet, regardless of the appreciation in the Index, which may be significant. Because the Index closing level at various times during the term of the notes could be above the Index closing level on the Review Dates and at maturity, you may receive a lower payment if automatically called or at maturity, as the case may be, than you would have if you had invested directly in the Index.

•

No Interest or Dividend Payments or Voting Rights: As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks underlying the Index would have.

•

The Index Return Will Not Be Adjusted for Changes in Exchange Rates Related to the U.S. Dollar that Might Affect the Index: The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks included in the Dow Jones EURO STOXX 50® Index are based. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

•

Dealer Incentives: We and our affiliates act in various capacities with respect to the notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the notes and such compensation may serve as an incentive to sell these notes instead of other investments. We will pay compensation of up to $15.00 per note to the principals, agents and dealers in connection with the distribution of the notes.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While the payment on any Review Date or at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD THE NOTES TO MATURITY.

•

Lack of Liquidity: The notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the notes from us and your ability to sell or trade the notes in the secondary market.

•

Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in the accompanying product supplement no. 30-I and the accompanying underlying supplement no. 160.

Hypothetical Examples of Amounts Payable Upon An Automatic Call or At Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized on the applicable Review Date for a range of movements in the Index as shown under the column “Index Appreciation/Depreciation at Review Date.” The following table assumes a Call Level equal to a hypothetical Initial Index Level of 4,479.36. The table assumes that the percentages used to calculate the call price applicable to the First, Second and Final Review Dates are 12.50%, 25.00% and 37.50%, respectively (in each case based on the midpoint of the range of expected call premiums, regardless of the appreciation of the Index, which may be significant; the actual percentages will be determined on the Pricing Date. There will be only one payment on the notes whether automatically called or at maturity. An entry of “N/A” indicates that the notes would not be automatically called on the applicable Review Date and no payment would be made for such date. The following results are based solely on the hypothetical example cited. The numbers appearing in the table below have been rounded for ease of analysis.

Index Level	Index Appreciation / Depreciation at Review Date	Total Return at First Review Date	Total Return at Second Review Date	Total Return at Final Review Date
3,135.55	-30.0%	N/A	N/A	-22.22%
3,359.52	-25.0%	N/A	N/A	-16.67%
3,583.49	-20.0%	N/A	N/A	-11.11%
3,807.46	-15.0%	N/A	N/A	-5.56%
4,031.42	-10.0%	N/A	N/A	0.00%
4,255.39	-5.0%	N/A	N/A	0.00%

Index Level	Index Appreciation / Depreciation at Review Date	Total Return at First Review Date	Total Return at Second Review Date	Total Return at Final Review Date
4,479.36	0.0%	12.50%	25.00%	37.50%
4,703.33	5.0%	12.50%	25.00%	37.50%
4,927.30	10.0%	12.50%	25.00%	37.50%
5,151.26	15.0%	12.50%	25.00%	37.50%
5,375.23	20.0%	12.50%	25.00%	37.50%
5,599.20	25.0%	12.50%	25.00%	37.50%
5,823.17	30.0%	12.50%	25.00%	37.50%

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 4,479.36 to an Index Closing Level of 4,927.30 on the First Review Date. Because the Index Closing Level on the First Review Date of 4,927.30 is above the Call Level of 4,479.36, the notes are automatically called, and the investor receives a single payment of $1,125.00 per $1,000 principal amount note calculated as follows:

$1,000 + (12.50% x $1,000) = $1,125.00

Example 2: The level of the Index decreases from the Initial Index Level of 4,479.36 to an Index closing level of 4,031.42 on the First Review Date, 3,807.46 on the Second Review Date and 4,255.39 on the Final Review Date. Because (a) the Index closing level on each of the Review Dates (4,031.42, 3,807.46 and 4,255.39) is below the Call Level of 4,479.36, and (b) the Ending Index Level has not declined by more than 10% from the Initial Index Level, the notes are not automatically called and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index decreases from the Initial Index Level of 4,479.36 to an Index Closing Level of 4,031.42 on the First Review Date, 3,941.84 on the Second Review Date and 3,583.49 on the Final Review Date. Because (a) the Index Closing Level on each of the Review Dates (4,031.42, 3,941.84 and 3,583.49) is below the Call Level of 4,479.36, and (b) the Ending Index Level is more than 10% below the Initial Index Level, the notes are not automatically called and the investor will receive a payment that is less than the principal amount of each $1,000 principal amount note calculated as follows:

$1,000 + [$1,000 x (-20% + 10%) x 1.11111] = $888.89

Historical Information

We obtained the Index closing levels below from Bloomberg Financial Markets, and accordingly make no representation or warranty as to their accuracy or completeness. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any Review Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

The following graph sets forth the historical performance of the Index based on the daily Index closing level from January 2, 2001 through June 22, 2007. The Index closing level on June 22, 2007 was 4,479.36.

Supplemental Plan of Distribution

We have agreed to sell to Lehman Brothers Inc. and Lehman Brothers Inc. has agreed to purchase, all of the notes at the price indicated on the cover of the pricing supplement.

We have agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the notes initially at a public offering price equal to the issue price set forth on the cover of the pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

We have granted to Lehman Brothers Inc. an option to purchase, at any time within [13] days of the original issuance of the notes, up to $[            ] additional aggregate principal amount of notes solely to cover over-allotments. To the extent that the option is exercised, Lehman Brothers Inc. will be committed, subject to certain conditions, to purchase the additional notes. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings would be $[            ], $[            ] and $[            ], respectively.

We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the notes and Lehman Brothers Inc. and/or an affiliate will earn additional income as a result of payments pursuant to the swap, or related hedge transactions.